ENOCHIAN BIOSCIENCES INC.

2080 Century Park East, Suite 906

Los Angeles, CA 90067

March 4, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Alan Campbell

Re:	Enochian Biosciences Inc.
Request for Acceleration of Registration Statement on Form S-3
File No. 333-262673

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Enochian Biosciences Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (File No. 333-262673), filed with the U.S. Securities and Exchange Commission on February 11, 2022, as amended, to 4:00PM ET on March 8, 2022 or as soon thereafter as practicable.

Please direct any questions or comments regarding this filing to Clayton Parker, Esq. at (305) 794-6293 of K&L Gates LLP, legal counsel to the Company.

Sincerely,

/s/ Mark Dybul
Name: Mark Dybul Title: Chief Executive Officer